UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1



                           GRUPO ELEKTRA, S.A. de C.V.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares without par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    40050A201
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Mr. Hugo Salinas Price
                      Edificio Parque Cuicuilco (Esmeralda)
                          Av. Insurgentes Sur, No. 3579
                            Col. Tlalpan La Joya 1400
                                  Mexico, D.F.
                              (011) 5255-1720-7805
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 3, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 40050A201                                           Page 2 of 5 Pages
--------------------                                          ------------------

=========== ===============================================================================================
    1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Hugo Salinas Price
----------- -----------------------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                                  (b) [X]

----------- -----------------------------------------------------------------------------------------------
    3
            SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------
    4
            SOURCE OF FUNDS*

            PF
----------- -----------------------------------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]

----------- -----------------------------------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
---------------- ------- ----------------------------------------------------------------------------------
                |   7    SOLE VOTING POWER
   NUMBER OF    |
                |        114,496,684
    SHARES      | ------ ----------------------------------------------------------------------------------
                |   8    SHARED VOTING POWER
      BY        |
                |         -0-
     EACH       | ------ ----------------------------------------------------------------------------------
                |   9    SOLE DISPOSITIVE POWER
   REPORTING    |
                |        6,886,050
    PERSON      | ------ ----------------------------------------------------------------------------------
     WITH       |   10   SHARED DISPOSITIVE POWER
                |
                |        -0-
---------------- ------------------------------------------------------------------------------------------
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            114,496,684
----------- -----------------------------------------------------------------------------------------------
    12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]

----------- -----------------------------------------------------------------------------------------------
    13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            47.3%
----------- -----------------------------------------------------------------------------------------------
    14
            TYPE OF REPORTING PERSON (See Instructions)
            IN
----------- -----------------------------------------------------------------------------------------------



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


ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the beneficial ownership of Common Stock, no par value (the "Common Shares"), of Grupo Elektra, S.A. de C.V. (the "Issuer"). The address of the principal executive office of the Issuer is Edificio Parque Cuicuilco (Esmeralda), Av. Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F.


ITEM 2.  IDENTITY AND BACKGROUND.

         Mr. Hugo Salinas Price is a member of the Board of Directors and Honorary President of the Issuer. The principal business address for Mr. Hugo Salinas Price is Edificio Parque Cuicuilco (Esmeralda), Av. Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F. Mr. Hugo Salinas Price is a citizen of the United Mexican States.

         During the last five years, Mr. Hugo Salinas Price has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         14,895,925 Common Shares were sold by members of the family of Mr. Hugo Salinas Price. The Common Shares were held in trusts over which Mr. Hugo Salinas Price exercises voting control. However, Mr. Hugo Salinas Price received no proceeds from the sale of such Common Shares by members of his family.


ITEM 4.  PURPOSE OF TRANSACTION.

         Due to the sale of shares by members of his family, Mr. Hugo Salinas Price has reduced the number of shares over which he maintains voting power to 107,610,634. Mr. Hugo Salinas Price has made no proposals and has entered into no agreements which could be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D.


ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER.

  (a) As of the date hereof, Mr. Hugo Salinas Price has received through donation 6,886,050 Common Shares and has voting power with respect to an additional 107,610,634 Common Shares for various members of his family. As a result, Mr. Hugo Salinas Price may be deemed to beneficially own 114,496,684 Common Shares representing 47.3% of the Common Shares of the Issuer.

  (b) Mr. Hugo Salinas Price has voting power with respect to 114,496,684 Common Shares.

  (c)  None.

  (d)  None.

  (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

The following is filed herewith as an Exhibit to this Schedule 13D:

Power of Attorney (incorporated by reference in original filing)

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of this 10th day of June, 2005.



HUGO SALINAS PRICE



By:  /s/  Rafael Martinez de Ita
   ------------------------------------
   Attorney-In-Fact




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